Via Facsimile and U.S. Mail
Mail Stop 6010

March 27, 2009

Ms. Zhilin Li
Chief Executive Office
China Pharma Holdings, Inc.
2nd Floor, No. 17, Jinpan Road
Haikou, Hainan Province China 570216

Re: China Pharma Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 17, 2009
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Forms 10-Q/A for the Quarterly Periods Ended March 31, June 30, and
September 30, 2008
Filed March 12, 2009
File No. 000-29523

Dear Ms. Li:

We have reviewed your March 12, 2009 response to our December 23, 2008 letter. Where indicated, we think you should revise your documents in response to these comments. In reviewing your responses, we have monitored your Form 10-K for the year ended December 31, 2008 solely as it relates to our prior comments made in connection with our review of your 2007 Form 10-KSB. We did not otherwise review your 2008 Form 10-K. Except for comment four, the references in our comments below are to your 2007 Form 10-KSB/A and 2008 Forms 10-Q. In comment four we ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A – controls and Procedures, page 1

1. We acknowledge your revisions and response to prior comment one. However, it appears that you have not included the complete text of Item 8A with your amended 10-KSB. Please revise to include the <u>complete</u> text of each item amended. Please refer to Rule 12b-15 of the Exchange Act. With regard to your amended Form 10-KSB, the first paragraph of Item 8A discusses disclosure controls and procedures but provides no conclusion of the effectiveness of disclosure controls and procedures. The second paragraph provides management's conclusion regarding internal controls over financial reporting but you have omitted Management's Report on Internal Control over Financial Reporting and related disclosure about material weaknesses that were included in the initial filing. Disclosure controls and procedures are separate from internal control over financial reporting and you must provide a separate effectiveness conclusion on each. Please revise to reinstate your previous Item 8A disclosure that, as previously requested, includes a definitive conclusion on the effectiveness of internal control over financial reporting.

Exhibits 31 – Certifications

2. We acknowledge your revisions and response to prior comment six. However your certifications continue to include the officer's title and the name of the company in the opening statement of each certification. Please remove the officer's title and the name of the company from the opening statement of each certification as previously requested.   This comment also applies to the certifications filed with your amended Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008, and September 30, 2008

Forms 10-Q/A for the Quarterly Periods Ended March 31, 2008, June 30, 2008, and September 30, 2008

Item 4 – Controls and Procedures

3. We acknowledge your revisions and response to prior comment seven. Similar to comment one above, disclosure in Item 4 of your amended Form 10-Qs appears to combine disclosure controls and procedures with internal control over financial reporting. Also, it is not clear why the first sentence of this disclosure refers to 90 days prior to filing of this report. Please revise your Forms 10-Q to disclose management's definitive conclusion, effective or not effective, on your disclosure controls and procedures as of the end of each period covered by the reports as required under Item 307 of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2008

<u>Item 9A. Controls and Procedures</u>
<u>Management's Report on Internal Control over Financial Reporting, page 29</u>

4. Management has identified several significant internal control deficiencies but none of these significant deficiencies were identified as a material weakness. Please explain to us why management believes that none of the significant deficiencies disclosed rise to the level of a material weakness in internal control over financial reporting as we do not understand the reasons that you cite in your disclosure. In this regard, you state that "…management has concluded that most of the internal controls over financial reporting were effective through testing the design and operating effectiveness of those controls." In your response, explain how this caused management to conclude that the significant deficiencies are not material weaknesses given that only "most" and not all were effective through testing. Further, you state that "… ineffective internal controls had not caused material misstatement or omission of financial reporting in practice." In this regard, address in your response whether the existence of each significant deficiency had the potential to cause a material misstatement or omission rather than whether or not the significant deficiency actually caused a material misstatement or omission. If the potential existed, explain why the significant deficiency is not a material weakness.

* * * *

  As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

  Please contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

        Sincerely,

        Jim B. Rosenberg
        Senior Assistant Chief Accountant